Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Financial Statements as of June 30, 2021

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	06/30/2021	12/31/2020

Current assets
Cash and cash equivalents	5(d)	79,969	83,449
Cash and bank deposits	5(d)	23,514	13,096
Financial instruments at fair value through profit or loss	5(d)	56,455	70,353
Financial instruments at fair value through profit or loss	5(c)	1,382,288	8,253
Trade receivables	5(a)	58,551	47,978
Sub-leases receivable	10	1,579	2,963
Taxes recoverable		409	1,153
Other assets	6	8,988	12,383
Total current assets		1,531,784	156,179

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	10,330	31,596
Trade receivables	5(a)	29,134	27,545
Taxes recoverable		79	134
Deferred taxes	18	3,986	4,568
Other assets	6	1,316	1,540
		44,845	65,383

Property and equipment	8	15,545	15,043
Right of use - Leases	10	86,805	90,478
Intangible assets	9	1,161	1,441
Total non-current assets		148,356	172,345

Total assets		1,680,140	328,524

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	06/30/2021	12/31/2020

Current liabilities
Trade payables		346	1,039
Leases	10 and 5(e)	20,467	19,828
Accounts payable	11	12,848	125,795
Labor and social security obligations	12	53,410	40,724
Taxes and contributions payable	13	19,988	22,878
Total current liabilities		107,059	210,264

Non-current liabilities
Accounts payable	11	33	33
Leases	10 and 5(e)	82,484	86,371
Deferred taxes	18	9,196	12,620
Total non-current liabilities		91,713	99,024

Equity	14
Share capital		15	8,730
Additional paid-in capital		1,383,033	—
Treasury shares	14(f)	(13,151)	—
Retained earnings		100,419	—
Other reserves		11,013	10,491
		1,481,329	19,221

Non-controlling interests in the equity of subsidiaries	7	39	15

Total equity		1,481,368	19,236

Total liabilities and equity		1,680,140	328,524

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of income

For the six and three-month period ended June 30, 2021 and 2020

All amounts in thousands of reais unless otherwise stated

		Six months ended June 30		Three months ended June 30
Statements of Income	Note	2021	2020	2021	2020

Net revenue from services rendered	15	226,640	161,736	119,780	86,842

General and administrative expenses	16	(105,425)	(55,626)	(55,423)	(29,524)

Operating profit		121,215	106,110	64,357	57,318

Finance income	17	21,313	4,651	14,243	3,258
Finance expenses	17	(14,206)	(6,294)	(10,523)	(3,121)

Finance profit/(loss), net		7,107	(1,643)	3,720	137

Profit before income taxes		128,322	104,467	68,077	57,455

Income taxes	18	(27,903)	(20,701)	(14,671)	(11,071)

Profit for the period		100,419	83,766	53,406	46,384

Attributable to the shareholders of the parent company		100,419	82,119	53,406	44,222
Attributable to non-controlling interests		—	1,647	—	2,162

Basic and diluted earnings per share		1.85	1.99	0.94	1.06

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of comprehensive income

For the six and three-month period ended June 30, 2021 and 2020

All amounts in thousands of reais

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Profit for the period	100,419	83,766	53,406	46,384

Other comprehensive income

Items that may be reclassified to profit or loss:

Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	—	(5)	—	(9)
Vinci Capital Partners GP Limited	(11)	(78)	(34)	(144)
Vinci USA LLC	(1,101)	2,644	(1,948)	736
Vinci Capital Partners F III GP Limited	(3)	(24)	(10)	(28)
GGN GP LLC	(5)	—	(21)	(20)

Total comprehensive income for the period	99,299	86,303	51,414	46,919

Attributable to:
Shareholders of the parent company	99,299	84,656	51,456	44,757
Non-controlling interests	—	1,647	—	2,162

	99,299	86,303	51,414	46,919

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of changes in equity

For the six months ended June 30, 2021 and 2020

All amounts in thousands of reais

	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury quotas	Total	Non-controlling interests	Total equity

At January 01, 2020	8,595	—	91,430	8,119	—	108,144	6,581	114,725

Profit for the period	—	—	82,119	—	—	82,119	1,647	83,766
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	—	2,537	—	2,537	—	2,537
Capital increase (deacrease)	90	—	—	—	—	90	(900)	(810)
Allocation of profit:
Dividends	—	—	(63,422)	—	—	(63,422)	(1,733)	(65,155)

At June 30, 2020	8,685	—	110,127	10,656	—	129,468	5,595	135,063

At January 01, 2021	8,730	—	—	10,491	—	19,221	15	19,236

Corporate reorganization	(8,719)	8,719	—	—	—	—	—	—
Profit for the period	—	—	100,419	—	—	100,419	—	100,419
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	—	(1,120)	—	(1,120)	(5)	(1,125)
Capital increase	4	1,392,370	—	—	—	1,392,374	29	1,392,403
Share based payments	—	—	—	1,642	—	1,642	—	1,642
Treasury shares bought	—	—	—	—	(13,151)	(13,151)	—	(13,151)
Transaction costs from capital increase	—	(18,056)	—	—	—	(18,056)	—	(18,056)

At June 30, 2021	15	1,383,033	100,419	11,013	(13,151)	1,481,329	39	1,481,368

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

For the six months ended June 30, 2021 and 2020

All amounts in thousands of reais unless otherwise stated

	Six months ended June 30
	2021	2020
Cash flows from operating activities

Profit before taxation	128,322	104,467
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	6,640	6,585
Unrealized gain of financial instruments at fair value through profit or loss	(17,009)	(3,787)
Finance expense on liabilities at amortized cost	—	99
Share based payments	1,642	—
Financial result on lease agreements	6,121	5,814
	125,716	113,178
Changes in assets and liabilities

Accounts receivables	(12,161)	16,242
Taxes recoverable	799	(3,685)
Other assets	3,618	(1,817)
Trade payables	(694)	680
Accounts payable	(685)	159
Deferred revenue	—	—
Labor and social security obligations	12,685	(11,039)
Taxes and contributions payable	(375)	1,832
	3,187	2,372

Cash generated from operations	128,903	115,550
Income tax paid	(33,260)	(19,955)
Net cash inflow from operating activities	95,643	95,595

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(2,112)	(1,527)
Purchase of financial instruments at fair value through profit or loss	(1,396,483)	(241,357)
Sales of financial instruments at fair value through profit or loss	60,722	255,816

Net cash (outflow) from investing activities	(1,337,873)	12,932

Cash flows from financing activities
Proceeds from the issuance of shares	1,392,403	90
Capital decrease of non-controlling interests in the equity of subsidiaries		(900)
Transactions costs paid	(18,056)	—
Treasury shares acquisition paid	(9,055)
Lease payments, net of sublease received	(9,072)	(7,998)
Dividends paid	(116,357)	(99,565)

Net cash (outflow) from financing activities	1,239,863	(108,373)

Net increase (decrease) in cash and cash equivalents	(2,367)	154

Cash and cash equivalents at the beginning of the period	83,449	3,896

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	(1,113)	2,513

Cash and cash equivalents at the end of the period (Note 5)	79,969	6,563

Non-cash financing activities

Dividends declared and not yet paid was R$ 6,833 (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investments Ltd., an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"), started its activities in September 2020. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021 the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.

In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Initial Public Offering (IPO)

On January 28, 2021 Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million, after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021 under the ticker symbol "VINP."

In connection with the offering, Vinci has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd intends to use the net proceeds from the offering to (1) to fund investments in its own products alongside its investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Impacts of the coronavirus pandemic (COVID-19)

Since January 2020, the outbreak of coronavirus has impacted global commercial activities. The rapid development of the pandemic generated significant uncertainty of the real consequences of an ultimate impact. During the period there was a continued adverse effect on economic and market conditions that triggered a period of global economic slowdown.

The COVID-19 pandemic and government measures taken in response thereto have caused disruptions in some of our funds' portfolio companies' businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2020 as result of COVID-19. Additionally, the Group completed its Initial Public Offering ("IPO") on the Nasdaq Global Select Market in January 2021.

Despite the ultimate extent of the impact of COVID-19, including the outbreak of more transmissible variants as has occurred in Brazil in the first semester of 2021, Vinci has increased its asset under management. Additionally, the volatility observed in the financial market during this first semester was lower than the past year.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

As mentioned in the Note 1, the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, the partners of Vinci Partners Investimentos Ltda. contributed their quotas to Vinci Partners Investments Ltd in January 2021. Vinci Partners Investments Ltd is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented. The comparative historical figures presented in these financial statements are the ones of the predecessor entity, Vinci Partners Investimentos Ltda.

The issuance of these financial statements was authorized by the Entity's management on August 10, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Company focuses on private equity, real estates, hedge funds, financial advisory, and other investment products, which comprises the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Company holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Company’s activities. Therefore, the Company consolidates these subsidiaries.

Ownership interest in subsidiaries at June 30, 2021 and December 31, 2020 are as follows:

	Interest - %
	06/30/2021	12/31/2020

Direct subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	—
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Gestão de Patrimônio Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (3)	100	80
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN Gestora de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (4)	100	80
Vinci Financial Ventures (VF2) GP (5)	—	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100
Vinci APM Ltda. (6)	100	—
Vinci Monalisa FIM Crédito Privado IE (7)	100	—

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda., as presented in the Group’s annual consolidated financial statements as of December 31, 2020.

(2)	Minority interest represents less than 0.001%.

(3)	On August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657,200 quotas.

(4)	On November 21, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 526 for the acquisition of 526.020 quotas.

(5)	Vinci Financial Ventures (VF2) GP was terminated on June 2nd, 2020.

(6)	Company incorporated in Brazil on December 9, 2020. Minority interest represents less than 0.001%.

(7)	Under the terms of IFRS10, the Company does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

Until December 31, 2020, the strategic decisions of Group comprise eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

Since 2021 the decision-making process and decision related to resources allocation changed and part of the segments were grouped in four different segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; and (iv) Financial advisory (Note 20)

The change was motivated by the way how the CEO monitors and manages the business, as well as the way how the shareholders and investors evaluate Vinci, in a more consolidated view.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the provision for impairment of trade receivables, provision for profit sharing, and the revenue recognition of management fees for some funds abroad and the fair value measurement of financial assets.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of June 30, 2021, and 2020 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> trade receivables

> debt investments carried at amortized cost, and

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

The Group's exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Balance sheet	06/30/2021	12/31/2020

Cash and cash equivalents	6,049	11,676
Trade receivable	27,998	3,151
Other receivables	1,217	1,206
Current assets	35,264	16,033

Leases, property and equipment	3,481	4,049
Non-current assets	3,481	4,049

Trade payables	(31)	9
Deferred revenue	—	—
Lease	—	1,008
Labor and social security obligations	11,421	7,527
Current liabilities	11,390	8,544

Payables to related parties	118
Lease	3,178	2,712
Non-current liabilities	3,296	2,712

Net Equity	24,059	8,826

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Six months ended June 30		Three months ended June 30
Net foreign exchange result for the period	2021	2020	2021	2020

Financial revenue	1,061	415	81	128
Financial expense	(2,270)	(4)	(2,233)	—

Net foreign exchange result, net	(1,209)	411	(2,152)	128

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The table below summarize the sensitivity of changes in interest rates.

	Impact on post-tax profit
	06/30/2021	06/30/2020

Interest rates – increase by 70 basis points *	16	188
Interest rates – decreased by 100 basis points *	(22)	(268)

* Holding all other variables constant.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 79,969 (12/31/2020 – R$ 83,449) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	06/30/2021	12/31/2020
Cash and cash equivalents	79,969	83,449
Financial instruments at fair value through profit or loss (i)	1,382,288	8,253
Trade payables	(346)	(1,039)
Labor and social security obligations	(53,410)	(40,724)
Accounts payable	(12,881)	(125,828)
Lease liabilities	(102,951)	(106,199)
Net debt	1,292,669	(182,088)

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are non-current assets, as they trade infrequently.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision	(98,412)	19,652	77,203	(77,681)

Amortization cost	(203)	—	—	—
Addition and finance expenses accrual	—	(21,949)	—	—
Foreign exchange adjustments	—	—	2,350	—
Other changes (ii)	—	(1,011)	—	—
December 31, 2020	(167,591)	(106,199)	83,449	8,253

Cash flow and dividends provision	100,954	9,402	(3,480)	1,374,035
Addition and finance expenses accrual	—	(6,264)	—	—
Foreign exchange adjustments	—	—	—	—
Other changes (ii)	—	110	—	—
June 30, 2021	(66,637)	(102,951)	79,969	1,382,288

(ii) Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The tables below analyses the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at June 30, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(346)	—	—	(346)
Labor and social security obligations	(53,410)	—	—	(53,410)
Lease liabilities	(20,467)	(39,339)	(104,820)	(102,951)
Accounts payable	(12,848)	(33)	—	(12,881)
Total	(87,071)	(39,372)	(104,820)	(169,588)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at December 31, 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(1,039)	—	—	(1,039)
Labor and social security obligations	(40,724)	—	—	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(106,199)
Accounts payable	(125,795)	(33)	—	(125,828)
Total	(187,386)	(40,312)	(113,929)	(273,790)

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and

•	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Group holds the following financial instruments:

Financial assets	Section	06/30/2021	12/31/2020

Trade receivables	(a)	87,685	75,523
Other financial assets at amortized cost	(b)	599	474
Cash and cash equivalents	(d)	79,969	83,449
Financial assets at fair value through profit or loss (FVPL)	(c)	1,392,618	39,849
		1,560,871	199,295

Financial liabilities

Liabilities at amortized cost	(e)	66,637	167,591
Lease liabilities	(e)	102,951	106,199
		169,588	273,790

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Trade receivables

Current assets	06/30/2021	12/31/2020
Trade receivables from contracts with customers	58,700	48,127
Loss allowance	(149)	(149)

Non-current assets
Trade receivables from contracts with customers	29,134	27,545
	87,685	75,523

Trade receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current trade receivables are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Trade receivables allowance are presented in general and administrative expense.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The loss allowances for trade receivables as of 30 June and 31 December reconcile to the opening loss allowances as follows:

	06/30/2021	12/31/2020
Opening loss allowance on January 1	(149)	(90)
Increase in trade receivable allowance recognized in profit or loss	—	(59)
Closing loss allowance on June 30 / December 31	(149)	(149)

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of trade receivables during 2021 and 2020. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	06/30/2021	12/31/2020

Prepayments to employees (Note 6 (i))	599	474

These amounts generally arise from transactions outside the usual operating activities of the group. Interest is charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Real Estate funds;

-	Real Estate listed funds and

-	Private equity funds.

-	Infrastructure funds

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Financial assets measured at FVPL include the following categories:

	06/30/2021	12/31/2020

Current assets	1,382,288	8,253
Mutual funds	1,382,288	8,253

Non-current assets	10,330	31,596
Private equity and Infrastructure funds	10,330	31,596

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	06/30/2021	12/31/2020

Vinci Monalisa FIM Crédito Privado IE (1)	1,377,024	—
FI Vinci Renda Fixa CP	5,264	8,253
	1,382,288	8,253

Private Equity
	06/30/2021	12/31/2020

Vinci Capital Partners III Feeder FIP Multiestratégia	1,052	768
Nordeste III FIP Multiestratégia	2,734	2,652
Vinci Impacto Ret IV FIP Multiestratégia	—	830
Total Private equity funds	3,786	4,250

Vinci Infra Transmissão FIP - Infraestrutura (i)	6,544	6,128
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	—	21,218
Total Infrastructure funds	6,544	27,346

Total Private equity and Infrastructure funds	10,330	31,596

1)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	06/30/2021	12/31/2020
Net Asset Value	1,377,024	—
Real estate funds	91,876	—
Mutual funds	1,260,521	—
Private equity funds	23,993	—
Other assets	634	—

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The following tables demonstrated the funds invested by Vinci Monalisa:

Mutual funds
	06/30/2021	12/31/2020

Vinci Multiestratégia FIM (i)	524,581	—
Vinci Valorem FIM (ii)	201,915	—
Vinci Atlas FIC FIM (iii)	146,517	—
Vinci Retorno Real FIM (iv)	111,690	—
VCE Seleção FIC FIM (v)	100,718	—
Vinci Total Return FIC FIM (vi)	58,753	—
Other mutual funds	116,347	—
	1,260,521	—

(i)	The Fund seeks long-term profitability through investments in fixed income assets, with strategies that imply interest risk, price index risk and foreign currency risk. As of June 30, 2021, the Fund holds investment in Brazilian government bonds, derivatives instruments, and others short-term liquid securities.

(ii)	The purpose of the Fund is to seek returns through investments in various classes of financial assets such as fixed income, foreign exchange, and derivatives, traded in the domestic market. As of June 30, 2021, the Fund holds investment in Brazilian government bonds, derivatives instruments, and others short-term liquid securities.

(iii)	The purpose of the Fund is to seek returns through investments in various classes of financial assets such as fixed income, public equities, foreign exchange, derivatives, and investment fund, traded in the domestic and foreign markets. As of June 30, 2021, the Fund holds investment in public equities, derivatives instruments, investment funds and Brazilian government bonds.

(iv)	The Fund seeks profitability through investment in fixed income assets, public equities, foreign currency, derivatives, and investment funds, negotiated in domestic or foreign market. As of June 30, 2021, the Fund holds investment in fixed income assets, public equities, derivatives, investment funds and Brazilian governments bonds.

(v)	The purpose of the Fund is to seek return through investment in others mutual investment funds negotiated in domestic or foreign market. As of 30, June 2021, the Fund holds investment in other mutual investment funds.

(vi)	The Fund seeks profitability through investment in fixed income assets, public equities, foreign currency, derivatives, and investment funds, negotiated in domestic or foreign market. As of June 30, 2021, the Fund holds investment in fixed income assets, public equities, derivatives, and investment funds.

Real Estate funds
	06/30/2021	12/31/2020

Vinci Imóveis Urbanos FII	60,269	—
Other real estate funds	31,607	—
	91,876	—

Private Equity
	06/30/2021	12/31/2020

Vinci Impacto Ret IV FIP Multiestratégia	1,236	—
Total Private equity funds	1,236	—

Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	22,757	—
Total Infrastructure funds	22,757	—

Total Private equity and Infrastructure funds	23,993	—

(i) These funds are focused on acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of June 30, 2021, and December 31, 2020, these funds held investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST") and Água Vermelha Transmissora de Energia S.A.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

During the period, the following gains/(losses) were recognized in profit or loss:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Fair value gains (losses) on investments at FVPL recognized in finance income	14,604	3,866	8,946	2,977

d)	Cash and cash equivalents

Current assets	06/30/2021	12/31/2020
Cash and bank deposits	23,514	13,096
Certificate of deposit (i)	56,455	70,353
	79,969	83,449

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e)	Financial liabilities

	06/30/2021	12/31/2020

Current	87,071	187,386
Trade payables	346	1,039
Labor and social security obligations (Note 12)	53,410	40,724
Lease liabilities	20,467	19,828
Accounts payable (Note 11)	12,848	125,795

Non-current	82,517	86,404
Lease liabilities	82,484	86,371
Accounts payable (Note 11)	33	33

	169,588	273,790

(i)	Recognized fair value measurements.

(a)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	On June 30, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	56,455	—	56,455
Mutual funds	—	1,382,288	—	1,382,288
Private equity funds	—	—	10,330	10,330
Total Financial Assets	—	1,438,743	10,330	1,449,073

	On December 31, 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	70,353	—	70,353
Mutual funds	—	8,253	—	8,253
Private equity funds	—	—	31,596	31,596
Total Financial Assets	—	78,606	31,596	110,202

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(c) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended 30 June 2021 and 31 December 2020:

Fair Value
Opening balance January 1, 2020	24,164
Purchases	1,748
Sales and distributions	(778)
Gain recognized in finance income	6,462
Closing balance December 31, 2020	31,596
Purchases	657
Transfer (a)	(22,746)
Sales and distributions	(418)
Gain recognized in finance income	1,241
Closing balance June 30, 2021	10,330

(a) During the period ended June 30, 2021, Vinci Impacto Ret IV FIP Multiestratégia and Vinci Infra Coinvestimento I FIP - Infraestrutura were transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Valuation Technique	Unobservable inputs	Value input	Reasonable possible shift +/-
	06/30/2021	12/31/2020					2021 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	—	21,218	Discounted cash flow	Discount rate	8.50%	0.5% / 1%	758	4,548	In 2020, lower discount rate in 50 basis points would increase fair value by R$ 1,095 and higher discount rate in 100 basis points would decrease fair value by R$ 1,920
Vinci Infra Transmissão FIP - Infraestrutura	6,544	6,128	Discounted cash flow	Discount rate	8.50%	0.5% / 1%	221	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 408 (R$ 656 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 727 (R$ 682 – 2020)
Nordeste III FIP Multiestratégia	2,734	2,652	Discounted cash flow	Discount rate	16.50%	0.5% / 1%	162	702	Lower discount rate in 50 basis points would increase fair value by R$ 27 (R$ 9 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 55 (R$ 18 – 2020)
Others	1,052	1,598	NAV Valuation	NAV	N/A	1% / 2%	100	(41)	Increased NAV in 100 basis points would increase fair value by R$ 11 (R$ 26 – 2020) and lower NAV in 200 basis points would decrease fair value by R$ 21 (R$ 52 – 2020)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

6	Other assets

	06/30/2021	12/31/2020

Prepayments to employees (i)	599	474
Sundry advances	148	159
Advances to projects in progress (ii)	5,656	7,882
Transaction costs (iii)	—	3,571
Other prepayments	938	81
Related parties receivables (iv)	295	260
Guarantee deposits	1,053	1,040
Sublease receivables	727	398
Others	888	58

	10,304	13,923

Current	8,988	12,383
Non-current	1,316	1,540

	10,304	13,923

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering. After the closing of the initial public offering the amount was transferred to the shareholders equity.

(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int'l Real Estate		Total
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Summarized Balance Sheet

Current assets	445	270	445	270
Current liabilities	(289)	(209)	(289)	(209)
Current net assets	156	61	156	61

Non-current assets	—	—	—	—
Non-current liabilities	—	—	—	—
Non-current net assets	—	—	—	—

Net assets	156	61	156	61

Accumulated NCI	39	15	39	15

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Summarized statement	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
of comprehensive income	06/30/2021 (*)	06/30/2020	06/30/2021 (**)	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020

Revenue	—	16,666	—	14,784	90	169	90	31,619

Profit for the period	—	11,799	—	11,139	—	—	—	22,938

Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	—	11,799	—	11,139	—	—	—	22,938

Profit allocated to NCI before dividends	—	2,360	—	2,228	—	—	—	4,588

Disproportionate dividends distributions	—	(2,560)	—	(381)	—	—	—	(2,941)

Profit/(loss) allocated to NCI	—	(200)	—	1,847	—	—	—	1,647

(*) As informed in note 2.1 (a), on August 31, 2020 Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder.

(*) As informed in note 2.1 (a), on November 21, 2020 Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

						06/30/2021
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2021	10,465	46,895	5,802	9,985	861	74,008
Aquisitions	1,088	501	398	74	(92)	1,969
Foreign Exchange variations of property and equipment abroad	—	(741)	—	(213)	—	(954)

At June 30, 2021	11,553	46,655	6,200	9,846	769	75,023

Accumulated depreciation
At January 1, 2021	(6,795)	(37,831)	(5,264)	(9,075)	—	(58,965)
Annual depreciation	(425)	(851)	(95)	(72)	—	(1,443)
Foreign Exchange variations of property and equipment abroad	—	729	—	201	—	930

At June 30, 2021	(7,220)	(37,953)	(5,359)	(8,946)	—	(59,478)

Net book value
At January 1, 2021	3,670	9,064	538	910	861	15,043

At June 30, 2021	4,333	8,702	841	900	769	15,545

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

						06/30/2020
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2020	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	883	—	62	82	500	1,527
Foreign Exchange variations of property and equipment abroad	—	5,426	—	1,575	—	7,001

At June 30, 2020	9,886	47,960	5,622	10,116	1,285	74,869

Accumulated depreciation
At January 1, 2020	(6,008)	(31,751)	(4,913)	(7,257)	—	(49,929)
Annual depreciation	(379)	(684)	(186)	(503)	—	(1,752)
Foreign Exchange variations of property and equipment abroad	—	(5,435)	—	(1,468)	—	(6,903)

At June 30, 2020	(6,387)	(37,870)	(5,099)	(9,228)	—	(58,584)

Net book value
At January 1, 2020	2,995	10,783	647	1,202	785	16,412

At June 30, 2020	3,499	10,090	523	888	1,285	16,285

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the periods ended June 30, 2021 and December 31, 2020.

	06/30/2021
	Software development	Total

Cost
At January 1, 2021	23,723	23,723
Purchases	142	142
Foreign exchange variation of intangible assets abroad	(303)	(303)

At June 30, 2021	23,562	23,562

Accumulated amortization
At January 1, 2021	(22,282)	(22,282)
Annual amortization	(414)	(414)
Foreign exchange variation of intangible assets abroad	295	295

At June 30, 2021	(22,401)	(22,401)

At January 1, 2021	1,441	1,441

At June 30, 2021	1,161	1,161

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	06/30/2020
	Software development	Total

Cost
At January 1, 2020	21,908	21,908
Purchases	—	—
Foreign exchange variation of intangible assets abroad	2,249	2,249

At June 30, 2020	24,157	24,157

Accumulated amortization
At January 1, 2020	(19,188)	(19,188)
Annual amortization	(674)	(674)
Foreign exchange variation of intangible assets abroad	(2,233)	(2,233)

At June 30, 2020	(22,095)	(22,095)

At January 1, 2020	2,720	2,720

At June 30, 2020	2,062	2,062

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	06/30/2021	12/31/2020
Sub-lease receivable
Rio de Janeiro Office - BM 336	1,579	2,963
Total	1,579	2,963

Current	1,579	2,963
Total	1,579	2,963

Right of use assets
Rio de Janeiro Office - BM 336	78,807	82,117
São Paulo Office – JRA	5,153	4,987
NY Office - third Avenue	2,845	3,374
Total	86,805	90,478

Lease liabilities
Rio de Janeiro Office - BM 336	(93,767)	(96,507)
São Paulo Office – JRA	(6,006)	(5,972)
NY Office - third Avenue	(3,178)	(3,720)
Total	(102,951)	(106,199)

Current	(20,467)	(19,828)
Non-current	(82,484)	(86,371)
Total	(102,951)	(106,199)

Additions to the right-of-use assets until June 30, 2021 were R$ 1,295 (R$ 9,740 during 2020 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Right of use assets depreciation	(4,775)	(4,159)	(2,402)	(2,126)
Financial expense	(6,263)	(6,112)	(3,106)	(3,047)
	(11,038)	(10,271)	(5,508)	(5,173)

The total cash outflow for leases until June 30, 2021 was R$ 10,698 (R$ 9,575 until June 30, 2020).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2020.

11	Accounts payable

	06/30/2021	12/31/2020

Dividends payable (i)	6,833	123,191
Treasury shares acquisition (ii)	4,096	—
Rent payable – prior month expense	1,756	1,673
Other payables	196	964

	12,881	125,828

Current	12,848	125,795
Non-current	33	33

(i) On November 30, 2020, the partners approved a distribution of dividends in the amount of R$ 133,194, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2020, the amount of R$ 37,426 was paid, with the outstanding balance of R$ 95,768 remaining on December 31, 2020. During the first semester of 2021 the outstanding balance was settled by Vinci.

On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled an additional provision for dividends payable of R$ 27,423. As of June 30, 2021, the amount of R$ 20,590 was paid, with the outstanding balance of R$ 6,833 remaining on June 30, 2021.

(ii) As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on July 6, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

12	Labor and social security obligations

	06/30/2021	12/31/2020

Profit sharing	48,680	37,802
Labor provisions	4,730	2,922

	53,410	40,724

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2020 was entirely paid in January 2021. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of June 30, 2021 based on the management and advisory net revenue recognized and the realized performance fee up to June 30, 2021. Profit sharing will be paid in January 2022 accordingly to Vinci internal policy and after the Management approval, which is expected to occur in the beginning of 2022.

Since 2021 Vinci change its dividends distribution policy and implement a profit-sharing scheme to the Partners, increasing the estimative of the profit-sharing accrual in the first semester of 2021.

13	Taxes and contributions payable

	06/30/2021	12/31/2020

Income tax	12,156	14,063
Social contribution	4,286	5,082
Social Contribution on Revenues (COFINS)	1,966	1,882
Social Integration Program (PIS)	426	407
Service tax (ISS) on billing	969	1,160
Withholding Income Tax (IRRF) deducted from third parties	58	80
Others	127	204

	19,988	22,878

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

14	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each (12/31/2020 – 8,730,000 quotas with a par value of R$ 1.00 each quota of Vinci Partners Investimentos Ltda).

On March 16, 2020, the quotaholders of Vinci Partners Investimentos Ltda unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the issue of 90,000 quotas at R$ 1.00 each.

On August 8, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the issue of 45,000 quotas at R$ 1.00 each.

On January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. contributed the entirety of their quotas into the Entity. In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas, in each case in a one-to-4.77 exchange for the quotas, of Vinci Investimentos contributed to the Entity, or the Contribution.

On January 28, 2021 Vinci issued 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00, resulting in net proceeds of US$ 232,243 thousand (or R$ 1,266,926), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

On February 8, 2021, Vinci issued additional 1,398,014 Class A common shares. The price of the additional shares was US$18.00, resulting in net proceeds of US$ 28,636 thousand (or R$ 125,448), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Entity's shareholders as of June 30, 2021 and December 31, 2020 are presented in the table below:

Quotaholders	12/31/2019 Quantity	Subscribed	Transferred	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	—	—	4,194,000.00
Others Quotaholders	3,195,000.00	135,000	—	3,330,000.00
Total	8,595,000.00	135,000	—	8,730,000.00

Shareholders	12/31/2020 Quantity	Subscribed	Transferred (*)	Repurchased	06/30/2021 Quantity
Gilberto Sayão da Silva (Class B)	—	—	14,466,239	—	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	—	—	8,226,422	—	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	—	—	2,066,605	—	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	—	—	1,446,624	—	1,446,624
Sergio Passos Ribeiro (Class A)	—	—	1,239,963	—	1,239,963
Lywal Salles Filho (Class A)	—	—	206,661	—	206,661
Public Float (Class A)	—	15,271,488	—	(176,655)	15,094,833
Other Shareholders (Class A)	—	—	13,989,586	—	13,989,586
Treasury shares (Class A)	—	—	—	176,655	176,655
Total	—	15,271,488	41,642,100	—	56,913,588

(*) All of the quotaholders of Vinci Partners Investimentos Ltda contributed the entirety of their quotas to Vinci Partners Investments Ltd. In return for this contribution, the Entity issued 14,466,239 new Class B common shares and 15,271,488 new Class A common shares, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Investimentos Ltda to the quotas of Vinci Partners Investments Ltd.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(e)	Dividends

Until 2020, in accordance with the Vinci Partners Investimentos Ltda by-laws dividends are distributed based on the resolution of the partners. Therefore, dividends have been distributed on a non-proportional basis among quotaholders, which were comprised by the partners of Vinci Partners Investimentos Ltda.

After the corporate reorganization informed in Note 1, Vinci Partners Investments Ltd does not have a legal obligation to pay a semi-annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors. Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

For the six-months period ended on June 30, 2021 dividends were paid in the amount of R$ 116,357 (R$ 99,565 for the six-months period ended on June 30, 2020).

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

In 2021, 176,655 Class A common shares were repurchased, for the amount of R$13,151.

In June 2021, the Company holds 176,655 Class A common shares in treasury.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(g)	Basic and diluted earnings per share/quota

	Six months ended June 30		Three months ended June 30
a) Basic earning per share/quota	06/30/2021	06/30/2020	06/30/2021	06/30/2020
From continuing operations attributable to the ordinary equity holders of the Entity	1.85	1.99	0.94	1.06
Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	1.85	1.99	0.94	1.06

	Six months ended June 30		Three months ended June 30
b) Diluted earning per share/quota	06/30/2021	06/30/2020	06/30/2021	06/30/2020
From continuing operations attributable to the ordinary equity holders of the Entity	1.85	1.99	0.94	1.06
Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	1.85	1.99	0.94	1.06

c) Reconciliations of earnings used in calculating earnings per share/quota
	Six months ended June 30		Three months ended June 30
Basic earnings per share/quota:	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share/quota:
From continuing operations	100,419	82,119	53,406	44,222
	100,419	82,119	53,406	44,222

	Six months ended June 30		Three months ended June 30
Diluted earnings per share/quota:	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share/quota	100,419	82,119	53,406	44,222
Used in calculating diluted earnings per share/quota	100,419	82,119	53,406	44,222

d) Weighted average number of shares/quotas used as the denominator
	Six months ended June 30		Three months ended June 30
	Number 06/30/2021	Number 06/30/2020	Number 06/30/2021	Number 06/30/2020
Weighted average number of ordinary shares/quotas used as the denominator in calculating basic earnings per share/quota:	54,199,194	41,249,563	56,884,821	41,642,100
Adjustments for calculation of diluted earnings per share/quota:	—	—	—	—
Weighted average number of ordinary shares/quotas and potential ordinary shares/quotas used as the denominator in calculating diluted earnings per share/quota	54,199,194	41,249,563	56,884,821	41,642,100

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Gross revenue from fund management	188,137	130,403	100,756	64,081
Gross revenue from realized performance fees	19,694	9,366	10,076	8,221
Gross revenue from unrealized performance fees	9,577	7,127	9,130	12,501
Gross revenue from advisory	23,470	24,577	6,978	7,093

Gross revenue from services rendered	240,878	171,473	126,940	91,896

In Brazil	173,890	131,504	92,688	72,067
Abroad	66,988	39,969	34,252	19,829

Taxes and contributions
COFINS	(7,392)	(4,708)	(3,793)	(2,534)
PIS	(1,603)	(1,020)	(822)	(549)
ISS	(5,243)	(4,009)	(2,545)	(1,971)

Net revenue from services rendered	226,640	161,736	119,780	86,842

Net revenue from fund management	176,621	123,724	94,778	60,826
Net revenue from realized performance fees	19,088	8,837	9,559	7,743
Net revenue from unrealized performance fees	9,487	6,724	9,065	11,794
Net revenue from advisory	21,444	22,451	6,378	6,479

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Personnel	(26,813)	(17,622)	(13,683)	(9,140)
Share-based payments (a)	(1,642)	—	(1,642)	—
Profit-sharing (b)	(46,717)	(15,646)	(24,899)	(8,856)
	(75,172)	(33,268)	(40,224)	(17,996)
Third party expense (c)	(17,634)	(9,211)	(8,901)	(5,823)
Right of use depreciation (d)	(4,775)	(4,159)	(2,402)	(2,126)
Depreciation and amortization (e)	(1,865)	(2,426)	(926)	(1,135)
Other operating expenses (f)	(2,237)	(2,624)	(1,000)	(726)
Travel and representations	(534)	(769)	(333)	56
Condominium expenses	(1,248)	(1,481)	(642)	(911)
Payroll taxes	(1,504)	(1,244)	(754)	(637)
Rental expense	(295)	(208)	(151)	(94)
Telephony services	(117)	(169)	(51)	(88)
Legal	(43)	(67)	(38)	(44)
Office consumables	(1)	—	(1)	—

	(105,425)	(55,626)	(55,423)	(29,524)

(a) Share-based payments

See note 22 for more details.

(b) Profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 46,717 (R$ 15,646 on June 30, 2020) for the period ended June 30, 2021.

Since 2021, as part of the Company reorganization before the IPO, the partners of Vinci Partners Investimentos Ltda were hired by Vinci and its subsidiaries and will be remunerated accordingly to the rules applied to other professionals of the Group, which includes the profit-sharing program. Therefore, the increase in the profit-sharing expenses is due to the inclusion of the partners in the estimated amount for the first semester of 2021.

(c) Third party expense

Third party expense is composed for accounting, advisory, information technology, marketing, and other contracted services. The increase is mainly related to investments in Vinci branding through marketing expenses, IT expenses in connection to the growth of Vinci’s operation, as well as audit services.

(d) Right of use depreciation

See note 10 for more details.

(e) Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(f) Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

17	Finance profit/(loss)

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Investment income (i)	20,048	3,902	14,068	2,977
Foreign currency variation income	1,061	415	81	128
Financial revenue on sublease agreements	142	298	61	140
Other finance income	62	36	33	14

Finance income	21,313	4,651	14,243	3,258

Financial expense on lease agreements	(6,263)	(6,112)	(3,106)	(3,047)
Bank fees	(38)	(43)	(12)	(25)
Interest and arrears	(80)	—	—	—
Investment losses (i)	(5,444)	(36)	(5,122)	—
Fines on taxes	(1)	—	(1)	—
Financial expense on liabilities at amortized cost	—	(99)	—	(49)
Interest on taxes	(110)	—	(58)	—
Foreign currency variation expense	(2,270)	(4)	(2,233)	—
Other financial expenses	—	—	9	—

Finance costs	(14,206)	(6,294)	(10,523)	(3,121)

Finance profit/(loss), net	7,107	(1,643)	3,720	137

(i)	Segregated investment income result is demonstrated below:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Mutual funds and fixed income investments (*)	18,758	1,558	14,074	1,134
Private equity funds	1,290	2,452	(6)	1,591
Real Estate listed funds	—	—	—	—
Public equities funds	—	(108)	—	252
	20,048	3,902	14,068	2,977

Mutual funds	(5,395)	—	(5,248)	—
Private equity funds	(49)	—	114	—
Real Estate listed funds	—	(36)	12	—
	(5,444)	(36)	(5,122)	—

(*) Includes the financial income on investments in repurchase operations in Brazilian government securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Equities Gestora de Recursos Ltda are taxed based on the deemed profit. Vinci Equities was taxed on deemed profit until 2020 and changed to profit regime since January 1st, 2021.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on June 30, 2021 is R$ 1,811 (R$ 2,769 on December 31, 2020).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until June 30, 2021 and 2020.

The income tax and social contribution charge on the results for the three-month period ended June 30, 2021 and June 30, 2020 can be summarized as follows:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Current income tax	(22,725)	(14,843)	(12,122)	(6,875)
Current social contribution	(8,175)	(5,404)	(4,582)	(2,506)

	(30,900)	(20,247)	(16,704)	(9,381)

Deferred income tax	1,768	(336)	915	(1,216)
Deferred social contribution	1,229	(118)	1,118	(474)

	2,997	(454)	2,033	(1,690)

	(27,903)	(20,701)	(14,671)	(11,071)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	06/30/2021	12/31/2020
Deferred tax assets
Tax losses	1,811	2,769
Leases	2,175	1,799
Total	3,986	4,568

Deferred tax liabilities
Financial revenue	(4,255)	(7,842)
Estimated revenue	(3,170)	(2,997)
Leases	(125)	(224)
Total Income Tax	(7,550)	(11,063)

Estimated revenue	(1,646)	(1,557)
Total (Taxes and contribution)	(1,646)	(1,557)

Total deferred tax liabilities	(9,196)	(12,620)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	Total
Deferred tax assets
As at December 31, 2019	1,161	1,046	2,207
to profit and loss	1,608	753	2,361
As at December 31, 2020	2,769	1,799	4,568
to profit and loss	(958)	376	(582)
As at June 30, 2021	1,811	2,175	3,986

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)
to profit and loss	(2,111)	(1,738)	112	(3,737)
As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)
to profit and loss	3,587	(262)	99	3,424
As at June 30, 2021	(4,255)	(4,816)	(125)	(9,196)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Profit (loss) before income taxes	128,322	104,467	68,077	57,455
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(43,629)	(35,519)	(23,146)	(19,535)
Reconciliation adjustments:
Expenses not deductible	(56)	(194)	(4)	(156)
Tax benefits	47	—	33	—
Share based payments	(166)	—	(166)	—
Effect of presumed profit of subsidiaries (i)	15,831	14,854	8,739	8,322

Other additions (exclusions), net	70	158	(127)	298

Current	(30,900)	(20,247)	(16,704)	(9,381)
Deferred	2,997	(454)	2,033	(1,690)
Income taxes expenses	(27,903)	(20,701)	(14,671)	(11,071)

Effective rate	22%	20%	22%	19%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The remuneration of the Executive Committee amounted to R$ 725 for the six-month period ended June 30, 2021.

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 3,629 (June 30, 2020 - R$ 1,786) for the six months period ended June 30, 2021.

Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which is expected to be paid in January 2022, after the Management approval. As informed in Note 12, Vinci estimated an accrual for profit sharing for the Group as of June 30, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Receivables from related parties

The Entity receivables from related parties as of June 30, 2021 and December 31, 2020, as shown in the table below:

	06/30/2021	12/31/2020
Telecom Investimentos S.A.	80	80
Vinci Infra Investimentos V2I S.A.	57	49
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	60	53
Accadia Participações SA	63	51
Norcia Participações SA	30	22
	295	260

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

20	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Real Estate

The Real Estate Investment Funds (FIIs) segment focused on mature assets and co-investment alongside a large global pension fund seeking returns from investments in various segments, such as malls and logistics.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.

Liquid Strategies

Comprises the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds though Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Six-month period ended 06/30/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	66,776	50,757	36,368	19,989	—	173,890
Abroad	40,364	5,390	21,234	—	—	66,988
Gross revenue from services rendered	107,140	56,147	57,602	19,989	—	240,878
Fund Advisory fee	3,438	—	43	19,989	—	23,470
Fund Management fee	101,315	47,279	39,543	—	—	188,137
Fund Performance fee	2,387	8,868	18,016	—	—	29,271
Taxes and contributions	(5,753)	(4,684)	(2,072)	(1,729)	—	(14,238)
Net revenue from services rendered	101,387	51,463	55,530	18,260	—	226,640
(-) General and administrative expenses	(19,094)	(12,723)	(13,218)	(5,747)	(54,643)	(105,425)
Operating profit	82,293	38,740	42,312	12,513	(54,643)	121,215
Finance income						21,313
Finance cost						(14,206)
Finance result, net						7,107
Profit before income taxes						128,322
Income taxes						(27,903)
Profit for the period						100,419

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 06/30/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	36,957	29,385	22,276	4,070	—	92,688
Abroad	20,002	2,647	11,603	—	—	34,252
Gross revenue from services rendered	56,959	32,032	33,879	4,070	—	126,940
Fund Advisory fee	2,887	—	21	4,070	—	6,978
Fund Management fee	52,172	25,250	23,334	—	—	100,756
Fund Performance fee	1,900	6,782	10,524	—	—	19,206
Taxes and contributions	(3,119)	(2,562)	(1,128)	(351)	—	(7,160)
Net revenue from services rendered	53,840	29,470	32,751	3,719	—	119,780
(-) General and administrative expenses	(10,541)	(8,424)	(7,019)	(1,841)	(27,598)	(55,423)
Operating profit	43,299	21,046	25,732	1,878	(27,598)	64,357
Finance income						14,243
Finance cost						(10,523)
Finance result, net						3,720
Profit before income taxes						68,077
Income taxes						(14,671)
Profit for the period						53,406

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Six-month period ended 06/30/2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	59,958	28,271	19,670	23,606	—	131,504
Abroad	30,725	6,229	3,015	—	—	39,969
Gross revenue from services rendered	90,682	34,500	22,685	23,606	—	171,473
Fund Advisory fee	893	—	78	23,606	—	24,577
Fund Management fee	78,361	31,877	20,165	—	—	130,403
Fund Performance fee	11,429	2,623	2,441	—	—	16,493
Taxes and contributions	(4,871)	(1,716)	(1,109)	(2,042)	—	(9,737)
Net revenue from services rendered	85,813	32,783	21,575	21,564	—	161,736
(-) General and administrative expenses	(10,776)	(3,364)	(5,244)	(900)	(35,343)	(55,626)
Operating profit	75,037	29,419	16,332	20,664	(35,343)	106,110
Finance income						4,651
Finance cost						(6,294)
Finance result, net						(1,643)
Profit before income taxes						104,467
Income taxes						(20,701)
Profit for the period						83,766

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 06/30/2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	38,668	15,279	11,155	6,967	—	72,068
Abroad	15,377	2,843	1,609	—	—	19,829
Gross revenue from services rendered	54,044	18,122	12,764	6,967	—	91,897
Fund Advisory fee	100	—	26	6,967	—	7,093
Fund Management fee	39,215	14,259	10,607	—	—	64,081
Fund Performance fee	14,729	3,863	2,130	—	—	20,722
Taxes and contributions	(2,908)	(916)	(628)	(603)	—	(5,054)
Net revenue from services rendered	51,137	17,205	12,135	6,364	—	86,842
(-) General and administrative expenses	(6,775)	(1,641)	(2,803)	(465)	(17,841)	(29,524)
Operating profit	44,362	15,564	9,333	5,899	(17,841)	57,318
Finance income						3,258
Finance cost						(3,121)
Finance result, net						137
Profit before income taxes						57,455
Income taxes						(11,071)
Profit for the period						46,384

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As of June 30, 2021, and December 31, 2020, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	06/30/2021	12/31/2020

Tax	22,597	22,234
Civil	—	—
Labor	2,156	1,883
Total	24,753	24,117

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid in connection to the profit-sharing program, totaling R$ 3,187 and R$ 2,868, respectively.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 1,152. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,390 for the calendar year of 2013.

22	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on June 30, 2021.

Stock Options

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

06/30/2021
Dividend yield (%)	5
Expected volatility (%)	35
Risk-free rate of return (%)	0.40
Vesting period of options (years)	3
Strike price	US$ 18.00
Spot price	US$ 11.22
Pricing model	Black-Scholes-Merton

The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of June 30, 2021, there are stock options outstanding with respect to 1,662,481 Class A common shares.

The total expense recognized for the programs for the six and three months period ended June 30, 2021 was R$ 1,642.

23	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds on June 30, 2021 and December 31, 2020 are as follow:

	06/30/2021	12/31/2020
Vinci Impacto e Retorno IV Feeder B	9,701	5,945
Vinci Capital Partners III Feeder FIP Multiestratégia	2,180	2,465
Nordeste III FIP Multiestratégia	1,930	1,967
Vinci Infraestrutura Água e Saneamento FIP - IE	50,000	—
Vinci Fulwood DL FII	63,000	—
	126,811	10,377